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                                                                   EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-12313 on Form S-8 and Registration Statement No. 333-62959 on Form S-8 of Brooktrout Technology, Inc. of our report dated February 26, 1999, (relating to the predecessor cost basis statements of net assets as of September 30, 1997 and 1998, and the related statements of net sales, cost of sales and certain direct operating expenses for each of the three years in the period ending September 30, 1998 of Lucent Computer Telephony Products Group), which express an unqualified opinion and includes an explanatory paragraph relating to the exclusion of certain expenses appearing in this current report on Form 8-K/A of BrookTrout Technology, Inc.


DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 2, 1999